

Mail Stop 3561

October 7, 2008

Leo Mentzelopoulos
President
Cavalier Holdings, Inc.
2808 East North Street, Ste 27
Greenville, SC 29615

Re: Cavalier Holdings, Inc.
Form 8-K/A2 Item 4.01
Filed August 15, 2008
Response Letter dated August 13, 2008
File No. 000-52531

Dear Mr. Mentzelopoulos:

We have reviewed your response letter dated August 13, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 8-K filed August 15, 2008

1. We note from your response to comment 3 of our letter dated July 11, 2008, that you have requested a letter from your former accountants, Raich Ende Malter & Co. LLP, indicating whether or not they agree with your disclosures in the Form 8-K. Supplementally tell us the status of obtaining this letter. It there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matter between you and your former accountant, revise your disclosure to explain to your investors the nature of the

delay in obtaining this letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt. Refer to Item 304(a)(3) of Regulation S-K.

2. We note that you have changed the date of the report in your amendment. Please note that the date of the report should be the same as the date of earliest event reported.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Peter Campitiello, Esq.